UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

January 6, 2009

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 8.01 Other Events.

The Dow Chemical Company issued a press release on January 6, 2009, the text of which appears below:

Dow Chemical Confirms Commitment to Transformational Corporate Strategy

Will Pursue Legal and Other Options on Kuwait Deal
Accelerates Discussions around New Partnerships
Reiterates Commitment to Strong Investment Grade Rating

MIDLAND, MI — January 6, 2009 — The Dow Chemical Company (NYSE:DOW) today announced a wide range of legal, operational and financial actions that will keep the Company on track to fulfill the transformational corporate strategy Dow has pursued since 2005.

Dow's strategy will continue to involve aggressive steps to establish Dow as a high-performance, earnings growth company organized around a strong portfolio of joint ventures and market-facing performance business divisions. Central to Dow's strategy is its commitment to retain a strong investment grade rating and to maximize shareholder return.

According to Dow Chairman and CEO Andrew Liveris, the recent decision by Dow's partners in Kuwait to abandon the terms of its Joint Venture Formation Agreement (JVFA) will not deter the Company from pursuing the transformational strategy that has been Dow's roadmap for future growth and profitability.

"While the events of the past week have been extremely disappointing and completely unexpected given where we were in the approval process, Dow is and will continue to be a strong, globally diverse company with a wide range of options available to us for delivering on our strategy. It is certainly true that the actions in Kuwait have accelerated the need for decisive action but our strategy remains as relevant as ever and will drive the choices we make to become a company that will thrive in the changing markets of the 21st century."

Dow to Pursue Legal and Other Options to Fulfill Rights under Kuwait Agreement

On December 31, 2008, Dow received official written notice from Petrochemical Industries Company (PIC) of Kuwait that the closing must be postponed because the Kuwaiti Supreme Petroleum Council withdrew its earlier approval of the transaction. As a result,

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Dow has said it will seek to enforce its rights under the terms of the various agreements and the JVFA executed by Dow and PIC since the joint venture partnership was first announced in December 2007.

"We were shocked by this news, and this was completely unexpected given the approvals already received and the behavior, actions and words from our partners. We have over 1,500 documents prepared for closing for what we believed to be Day 1 of K-Dow Petrochemicals on January 2," said Liveris. "Pursuing legal options is not a decision we take lightly, especially because of the longstanding partnerships we have established in Kuwait over the past decade, but PIC is in breach of contract, and we must take action to protect the interests of our company and our shareholders."

Beyond K-Dow: New Partnerships, New Opportunities

Although Dow is prepared to close K-Dow immediately if PIC does indeed cure the breach of contract, the Company has already been approached by other interested parties about joint venturing with Dow for the basic plastics businesses. As a result, Dow has also announced it will establish a formal process to secure a joint venture partner to accomplish the goals of its asset light strategy. The core businesses involved in the K-Dow joint venture include strong Dow franchise businesses, among them the largest and strongest producer of polyethylene in the world. Polyethylene is the world's largest thermoplastic and for the last several decades has grown well above global GDP.

 "Prior to signing the definitive agreement with our Kuwaiti partners about the K-Dow joint venture, we had other options and partners to consider," Liveris said. "Some of these discussions were active as recently as November, and we have already been contacted by other interested parties and have begun discussions. This can be done on an accelerated timeline due to the considerable groundwork that has already been established in anticipation of the K-Dow joint venture."

Dow believes that the identification of an alternative joint venture partner for Dow's basic plastics business combined with the acceleration of planned divestitures and several additional divestments that are consistent with the Company's strategy will yield proceeds greater than the funds Dow expected to receive in connection with the K-Dow joint venture.

Remaining Responsive to a Volatile Global Economic Environment

While the status of the K-Dow joint venture has created an unexpected hurdle for Dow's corporate strategy, the Company has a long history of responding quickly and aggressively to the rapidly changing external events that are characteristic of the global economy in the 21st century.

Indeed, many of the elements of the transformational strategy Dow has pursued since 2005 were created in response to the rapidly changing global environment. For example, extreme fluctuations in hydrocarbon prices in the US and other parts of the world led to the development of Dow's "asset light" strategy which has sought to develop new facilities in parts of the world where hydrocarbon costs are lower and more consistently predictable.

Earlier in 2008, with petroleum costs at an all-time high, Dow again responded aggressively with company-wide price increases that reinforced Dow's commitment to assuring financial performance despite rapidly changing external factors.

"In this volatile economic environment, the marketplace will reward companies committed to becoming leaner, more agile and more responsive to both challenges and opportunities," Liveris said. "Dow will be precisely this kind of company, and we intend to emerge from the current economic climate a more formidable competitor, better able to meet the considerable opportunities of this century."

Commitment to Financial Discipline and Maintaining Strong Investment Grade Credit Ratings

Since the onset of the global financial crisis in September 2008, Dow has taken aggressive actions to reduce capital spending, working capital and operating expenses. With further weakening in the global economy, Dow announced a restructuring in December which will reduce the Company's workforce by approximately 11 percent, close facilities in high-cost locations and divest several non-strategic businesses. "We undertake actions like these with a very clear outcome in mind -- to preserve our financial flexibility and improve our financial performance.

We took aggressive action in 2008 and we will accelerate these actions even faster and more aggressively in 2009," said Liveris. "The measures will also allow us to preserve our strong investment grade rating – a commitment we take very seriously. These actions include an acceleration of expense and capital reduction programs as well as cash preservation measures that ensure we retain our options and financial flexibility during these volatile and uncertain times."

Commitment to Dow Shareholders

The combination of planned actions on cash flow as well as operating earnings will allow Dow to continue to pay our regular, quarterly cash dividend, which the Company has done for 389 consecutive quarters without reduction or interruption, since 1912.

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About Dow
With annual sales of $54 billion and 46,000 employees worldwide, Dow is a diversified chemical company that combines the power of science and technology with the "Human Element" to constantly improve what is essential to human progress. The Company delivers a broad range of products and services to customers in around 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.

Note: The forward-looking statements contained in this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 6, 2009

THE DOW CHEMICAL COMPANY

By: /s/ Charles J. Kalil

Name: Charles J. Kalil

Title: Executive Vice President,

General Counsel and Corporate Secretary